Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

October 28, 2022	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	Re: CaliberCos Inc. Registration Statement on Form S-1 Filed September 29, 2022 File No. 333-27657

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby file the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). Amendement No. 1 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated October 20, 2022 (the “Staff’s Letter”) relating to the Company’s Registration Statement on Form S-1 as filed with the Commission on September 29, 2022. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Registration Statement on Form S-1

Risk Factors, page 14

Cover page

1. The facing page of the registration statement indicates that this is "Amendment No. 2" to the registration statement. Please ensure that the amendment that you file in response to our comments correctly identifies itself as "Amendment No. 1."

RESPONSE: Pursuant to the Staff’s Comment, the Company has identified Amendment No. 1 appropriately on the facing page of the registration statement.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

October 28, 2022

Management's Discussion and Analysis ...

Trends, page 41

2. We note your response to comment 3 of our letter and reissue in part. Please expand your disclosure further to elaborate on how increased interest rates applicable to you or your funds impacts your results of operations, including without limitation:

• Any expected changes to your product and services mix, including specific challenges or opportunities a rising interest rate environment presents in the nearterm to your construction and asset purchases, sales, and rental operations, and the impact that ongoing supply chain challenges or disruptions may have on your ability to make these changes;

• Any expected decreases in project sales, given increased cost of financing; and

• Expected impacts to your short-term funding costs, including working capital for inventory and labor costs

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries. In particular, the Company has expanded the disclosure to list challenges and opportunities a rising interest rate environment presents to the Company and our funds, including impacts to funding costs and working capital, and discuss expected changes to its product and services mix and project sales.

Business, page 60

3. We note your response to comment 7 of our letter and reissue in part. We note that your operations are organized into your three reportable segments. Please clarify which funds you perform these activities for, identifying the funds, clarifying the operations of the funds and your services to them, and breaking them apart by segment. Please clarify the nature of the interest you hold in each fund and how you benefit from them. We note that you cite direct membership or partnership interests in the funds, however, you should clearly state whether you receive revenue from any funds in this capacity (as opposed to fund management, development and brokerage activities reflected in your reportable segments), and identify those funds and describe your interest in them. In addition, please clarify that the column, "Caliber Revenues" is presented before eliminations, and please include consolidated revenues in order to balance the disclosure. Also clarify how the column "Fund Revenues" is determined. If you do not believe this information is material to understanding your business, please explain why, given that a significant portion of your consolidated revenue is from consolidated funds rather than the operations underlying your three reportable segments.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries. In particular, the Company expanded the disclosure to include a table on page 63 listing the funds and the types of fees earned from each fund, organized by asset class. This disclosure also includes the nature of the Company’s interest in each fund and that the Company received immaterial distributions from the two funds in which it owns a membership interest and identifies which funds are consolidated at June 30, 2022. The Company also described the revenues that are included in “Fund Revenues” and included a reconciliation to total consolidated revenues as presented on the unaudited condensed consolidated statements of operations for the six months ended June 30, 2022 and 2021, which shows the impact of the unconsolidated funds and intercompany eliminations.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

October 28, 2022

Exhibit Index, page II-3

4. We note your response to prior comment 8 that the requested agreement has been filed as an exhibit. If you are incorporating this and other exhibits by reference to other filings you should note this in your exhibit index, rather than stating that the exhibits are "previously filed." You must also include an active hyperlink to exhibits incorporated by reference or filed with the registration statement. Please see Item 601(a)(2) of Regulation S-K.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to address the Staff’s inquiries.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung